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                           [ Annuity Income Rider ]
                               [ IRA Contracts ]

This Rider is made a part of the Contract to which it is attached. The following provisions apply in lieu of any provisions in the Contract (including any attachments to the Contract) to the contrary. This Rider is available for Non-qualified Contracts. No Additional Purchase Payments will be accepted after the effective date of this Rider.


                                 Defined Terms

Account Value - The sum of the values, during the Liquidity Period, of all the Accumulation Units attributable to the Contract at a given time and the value of fixed monies in the Contract.

Annuity Commencement Date - The valuation date when the funds are withdrawn for payment of Regular Income [ during the Lifetime Income Period ] under this Rider.

Liquidity Period - The length of time, in years, that the Owner may opt to surrender the Contract or make withdrawals from the Contract.

Lifetime Income Period - The period that begins, if the Contract has not been surrendered, after the Liquidity Period and continues for as long as the Annuitant (or at least one of the Annuitants) is living.

Regular Income - The periodic income paid to the Owner during the Liquidity Period and Lifetime Income Period.


                        Valuation of Accumulation Units

The daily charge imposed in a Variable Sub-account for any valuation period represents the daily mortality and expense risk charge and the daily administrative charge adjusted for the number of calendar days in the valuation period. On an annual basis, this daily charge will not exceed [ 1.85% ].


                               Withdrawal Option

During the Liquidity Period withdrawals up to the surrender value will be available. Withdrawals will be subject to the [Market Value Adjustment section of the Contract and to the] Contingent Deferred Sales Charges as outlined in the withdrawal option section and the Contingent Deferred Sales Charges section of the Contract.


                                Surrender Option

During the Liquidity Period the Contract may be surrendered for the surrender value. Surrenders of the Contract will be subject to the [ Market Value Adjustment section of the Contract and to the ] Contingent Deferred Sales Charges as outlined in the surrender option section and the Contingent Deferred Sales Charges section of the Contract. If the Contract is surrendered, no further Regular Income payments will be made and the Contract and this Rider will terminate.


                  Waiver of Contingent Deferred Sales Charges

The contract value [ as of December 31 of the year prior to the initial Regular Income payment ] will be used to determine the amount of the initial Regular Income payment. During the Liquidity Period, a surrender or withdrawal will be subject to the waiver of Contingent Deferred Sales Charges section of the Contract.
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              Determination of the Initial Regular Income Payment

The initial Regular Income payment will depend on the Contract Value [ on December 31 of the year prior to the initial Regular Income payment, ] the age and gender of the Annuitant (or Annuitants), the Annuity Income option selected, the length of the Liquidity Period and the assumed interest rate selected. The annuity factors used to calculate the Regular Income payments use the [ 1983 `a' Individual Annuity Mortality Table ], modified, with an assumed interest rate.

An election must be made to receive Regular Income payments [ Monthly, Quarterly, Semi-Annually or Annually ].


              Determination of Subsequent Regular Income Payments

Subsequent Regular Income payments will be adjusted up or down [once a year] with the performance of the selected fixed and/or variable investment sub-accounts relative to the assumed interest rate selected. Assumed interest rates of [ 3%, 4%, 5%, and 6%] are available. The Valuation Date for a Regular Income payment is [ 14 ] calendar days prior to the Regular Income payment due date. Withdrawals will reduce subsequent Regular Income payments proportionately.

Provided that the Owner does not surrender the Contract during the Liquidity Period, the Regular Income payment will continue after the Liquidity Period for as long as the Annuitant (or at least one of the Annuitants) is living.

There will be no Contingent Deferred Sales Charges on Regular Income payments.

The provisions of the Contract on fixed annuity payments are not applicable when this Rider is in effect.


                                 Account Value

During the Liquidity Period an Account Value will be provided. The initial Account Value is the contract value at the time this Rider becomes effective. The Account Value is credited/debited with any investment gains/losses and will be reduced by Regular Income payments [ , the annual account charge, ] and Withdrawals.

After the Liquidity Period there will be no Account Value.


                                Liquidity Period

The length of the Liquidity Period is shown on the Contract Data Page(s). At the end of the Liquidity Period, any remaining Account Value will be applied to the Lifetime Income Period.

The Liquidity Period may be shortened or extended any time during the Liquidity Period, with the subsequent Regular Income payments being increased or decreased accordingly.


                             Lifetime Income Period

If the Account Value is not surrendered during the Liquidity Period, Regular Income payments will continue after the Liquidity Period for as long as the
Annuitant (or at least one of the Annuitants) is living.   Subsequent Regular
Income payments during the Lifetime Income Period will continue to be adjusted up or down with the performance of the selected fixed and/or variable investment sub-accounts relative to the selected assumed interest rate.
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                                 Death Benefit

Attachment of this Rider immediately replaces and terminates any Death Benefit previously in effect.

During the Liquidity Period.

The death benefit will be equal to the [ Account Value ] as of the date the death claim is approved by LNL for payment.

Upon the death of the single Annuitant the the death benefit will be paid and the Contract will terminate. Upon the first death of joint Annuitants, the death benefit may be paid and the Contract and this Rider will terminate or Regular Income payments may continue for as long as the surviving Annuitant is living. Upon the second death of joint Annuitants, the death benefit will be paid and the Contract and this Rider will terminate.

Upon the death of the Owner, the Regular Income payments may continue for the life of the Annuitant (or lives of the joint Annuitants), or the Contract may be surrendered for the [ surrender value ]. Rights of ownership will pass according to the terms of the Contract.

After the Liquidity Period.

There is no death benefit.

Upon the death of the single Annuitant the Contract and this Rider will terminate and no further Regular Income payments will be made. Upon the first death of a joint Annuitant, the Regular Income payments will continue for as long as the surviving joint Annuitant is living. Upon the second death of a joint Annuitant the Contract and this Rider will terminate and no further Regular Income payments will be made.

Upon the death of the Owner, the Regular Income payments will continue for as long as the Annuitant (or at least one of the joint Annuitants) is living. Rights of ownership will pass according to the terms of the Contract.


                               [ Account Charge ]

[ If this Rider is attached to the Contract and in effect, on the last business day of each Contract Year, LNL will deduct from the Account Value an annual account fee of [ $35 ]. ]



                  The Lincoln National Life Insurance Company

                              /s/ Nancy J. Alford
                        Nancy J. Alford, Vice President